Exhibit 21

CF INDUSTRIES HOLDINGS, INC.

List of Subsidiaries of CF Industries Holdings, Inc.

The following entities are the subsidiaries of the Company.  Certain subsidiaries are omitted from this exhibit because, when considered individually or in the aggregate, they would not constitute a significant subsidiary, as defined in Regulation S-X,
Rule 1-02(w).

Name	Jurisdiction of Organization
CF Industries, Inc.	Delaware